

Mail Stop 3030

August 28, 2018

Via E-mail
Jamie S. Miller
Senior Vice President and Chief Financial Officer
General Electric Company
41 Farnsworth Street
Boston, Massachusetts 02210

> **Re:** **General Electric Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 23, 2018**
> **Form 10-Q for the Quarterly Period Ended June 30, 2018**
> **Filed July 27, 2018**
> **File No. 001-00035**

Dear Ms. Miller:

We have reviewed your July 27, 2018 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 5, 2018 letter.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Management's Discussion & Analysis of Financial Condition and Results of Operations

Supplemental Information, page 48

1. We note the revisions made in response to our prior comment 16 in the tables on pages 50 and 51. However, on page 52 you continue to identify GE Industrial costs excluding interest and other financial charges and non-operating benefit costs and the corresponding GE Industrial profit and margin as GAAP measures even though they appear to be non-GAAP measures since they exclude amounts that are included in the

most directly comparable GAAP measure. We also note a similar presentation on page 49 as part of your reconciliation of Industrial Structural Costs. Please revise future filings to correctly label the measures as non-GAAP and to provide all of the disclosures required by Item 10(e) of Regulation S-K.

You may contact Julie Sherman at (202) 551-3640, or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Christoph A. Pereira, Esq.
        Vice President, Chief Corporate, Securities & Finance Counsel